Axos Q3 2021 Earnings Supplement


axos FINANCIAL
AX LISTED NYSE

April 29, 2021

NYSE: AX

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, including the acquisition of E*TRADE Advisor Services, estimates of capital expenditures, plans for future operations, products or services, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2020, Form 10-Q for the quarter ended March 31, 2021 and our last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Net Loan Growth by Category for Third Quarter Ended March 31, 2021

axos™

$ Millions

Loans & Leases	Category	Q3 FY21	Q2 FY21	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,931	$4,068	($137)
	SF Warehouse Lending	968	1,185	($217)
Multifamily & SB Commercial Mortgage	Multifamily	1,963	1,930	33
	Small Balance Commercial	461	433	28
Commercial Real Estate	CRE Specialty	2,911	2,586	325
	Lender Finance RE	132	135	(3)
Commercial & Industrial Non-RE	Lender Finance Non RE	523	510	13
	Equipment Leasing	121	130	(9)
	SBLOC & Other	387	293	94
Auto & Consumer	Auto	266	269	(3)
	Unsecured / OD	58	58	-
Other	PPP	125	140	(15)
	Refund Advance & Other	10	12	(2)
		$11,856	$11,749	$107

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)


$M
150
140
130
120
110
100
5.7
136.4
(1.4)
0.4
2.7
5.7
138.1
December 31, 2020
ACL + UCL
Gross Charge-offs
Gross Recoveries
Provision for Credit Losses
March 31, 2021
ACL + UCL

Allowance for Credit Losses (ACL) by Loan and Lease Category at March 31, 2021

axos

$ Millions

Loans & Leases	Loan Balance	ACL $	ACL %
Single Family Mortgage and Warehouse	$4,899.2	$29.9	0.61%
Multifamily & SB Commercial Mortgage	2,424.2	13.4	0.55%
Commercial Real Estate	3,042.9	56.3	1.85%
Commercial & Industrial Non-RE	1,030.9	23.7	2.30%
Auto & Consumer	323.6	7.2	2.22%
Other	135.7	7.6	5.60%
	$11,856.5	$138.1	1.16%

Credit Quality

No Loans in Forbearance and Decreasing NPAs

12/31/2020	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$5,252.8	$0.0	0.00%	$117.2	2.23%
Multifamily and Commercial Mortgage	$2,363.0	$0.0	0.00%	$32.1	1.36%
Commercial Real Estate	$2,720.9	$0.0	0.00%	$16.6	0.61%
Commercial & Industrial - Non-RE	$933.1	$0.0	0.00%	$3.0	0.32%
Auto & Consumer	$327.3	$0.0	0.00%	$0.4	0.11%
Other	$151.5	$0.0	0.00%	$0.0	0.00%
Total	$11,748.6	$0.0	0.00%	$169.3	1.44%
3/31/2021	**Loans O/S**	**Loans in Forbearance or Deferral**	**%**	**NPAs**	**%**
Single Family-Mortgage & Warehouse	$4,899.2	$0.0	0.00%	$85.0	1.74%
Multifamily and Commercial Mortgage	$2,424.2	$0.0	0.00%	$30.8	1.27%
Commercial Real Estate	$3,042.9	$0.0	0.00%	$16.4	0.54%
Commercial & Industrial - Non-RE	$1,030.9	$0.0	0.00%	$3.0	0.29%
Auto & Consumer	$323.6	$0.0	0.00%	$0.4	0.12%
Other	$135.7	$0.0	0.00%	$0.0	0.00%
Total	$11,856.5	$0.0	0.00%	$135.6	1.14%
Change from 12/31/20 to 3/31/21	**Loans O/S**	**Loans in Forbearance or Deferral**		**NPAs**	
Single Family-Mortgage & Warehouse	-$353.6	$0.0		-$32.2	
Multifamily and Commercial Mortgage	$61.2	$0.0		-$1.2	
Commercial Real Estate	$322.0	$0.0		-$0.2	
Commercial & Industrial - Non-RE	$97.8	$0.0		$0.0	
Auto & Consumer	-$3.7	$0.0		$0.0	
Other	-$15.8	$0.0		$0.0	
Total	$107.9	$0.0		-$33.6	

E*TRADE Advisor Services Acquisition

E*TRADE Advisor Services Acquisition

Axos Clearing will acquire certain assets and deposits related to E*TRADE Advisor Services (EAS):

1) $55 million cash purchase price paid at closing from Axos Financial
2) Includes $23+ billion of custodial assets & ~$1.2 billion low-cost deposits
3) Accelerates time-to-scale in RIA custody business
4) Adds new sources of fee income and services that compliment Axos Clearing's product offering
5) Own proprietary front- and back-end RIA custody technology platform

Strategic and Financial Benefits

1) Adds a turnkey technology platform to generate low-cost core deposits
2) Increases Axos' non-interest income by 33%(1)
3) Provides cross-sell opportunities across securities clearing, deposit & lending products to 200+ advisors and 148,000+ wealth management clients
4) Accretive to EPS - projected 1% accretion in FY 2022 and 5% in FY 2023(2)
5) Tangible book value earn-back in ~3 years

Calendar Q3 2021 Projected Closing Date

(1) Based on Axos' FY 2021 non-interest income (excluding HRB-related fees) of $94mm and Sea's calendar year 2020 fee-based revenues of $31.3mm
(2) Assumes approximately 75 bps earned on EAS' client cash deposits and $3.6 million interest expense savings from a 4-5 bps reduction in Axos Bank's interest-bearing checking, savings and money market funding costs in FY 2022; excludes $1.0mm one-time deal-related expenses

EAS Expands Axos' Total Addressable Market


Total Addressable Market (TAM)
$4.4T AUM
22,500 RIAs
Serviceable Available Market (SAM)
~$808B
~17k RIAs
Serviceable Obtainable Market (SOM)
~$80B AUM
~1.7k RIAs

Axos - Standalone

- Axos Advisor Services is a new brand. It will take significant marketing and business development effort to create brand awareness among TAM RIA prospects.
- Undeveloped RIA specific people, process and technology capabilities will limit SAM to the RIA cohorts operating in the <$250M AUM segment of the RIA channel.
- SOM opportunity is likely limited to 10% of SAM due to lack of brand awareness, platform gaps, RIA complacency, switching costs & pricing elasticity.


Total Addressable Market (TAM)
$4.4T AUM
22,500 RIAs
Serviceable Available Market (SAM)
~$3.5T AUM
~18k RIAs
Serviceable Obtainable Market (SOM)
~$3.3T AUM
~9.3k RIAs

Axos + EAS

- The TCA/E*TRADE acquisition instantly gives Axos Advisor Services brand recognition and creditability among TAM RIA prospects.
- Once the Liberty platform is available through Axos and current platform limitations are addressed (margin/options capabilities), the SAM expands to 80% of TAM. Essentially, RIAs in each cohort group are now potential clients.
- SOM opportunity within RIA cohorts in the <$250M AUM segment increases to 50% and in the >$250M AUM segment increases to 25%.
- **WE NOW HAVE AN OPPORTUNITY TO SIGNIFICANTLY CHALLENGE THE INCUMBENTS!**

Adds a Scalable Technology Platform

axos™

E*TRADE Advisor Services Platform Overview

Liberty Integrated Platform

Liberty Platform

- ✓ Web-based
- ✓ Highly scalable and secure
- ✓ Mobile capabilities
- ✓ Asset-based pricing
- ✓ APIs to 3rd party value – added CRM, planning, compliance, aggregation and other tools
- ✓ RIA client white labelled client portal, statements and mobile app

Growth Tools
- Prospecting
- Proposal
- Conversion
- Onboarding

Portfolio Management & Trading
- UMA
- Rebalancing
- Omnibus trading
- Tax harvesting
- Fractional shares

Managed Investment Solutions
- 3rd party investment managers
- Diverse strategies

Operational Tools
- Fee billing
- Mobile enabled
- Investor portal

Reporting + Analytics
- Performance
- Statements
- Private-labeling
- Custom branding

Liberty Custody

- ✓ No lending of client securities
- ✓ FDIC insurance for up to $250K
- ✓ Supports alternative / non-tradeable assets

Supported by High-Touch, Best-In-Class Client Service

- Dedicated Strategic Business Consultant
- Dedicated Client Service Advocate
- Dedicated operations team
- Access to executive management team, trainers, business consultants, technology experts, and onboarding teams

Helping advisors drive efficiencies so they can focus on building and sustaining their long-term client relationships

Enhances Axos' Securities Strategic Vision

Leveraging Bank's existing digital platforms provides a truly differentiated client experience for Independent RIAs.


Onboard Clients Faster
"Single-Pane"
Rich Banking and Securities features
Independent RIAs
Introducing Broker-Dealers
Self-Directed Trading
Clients
Universal Enrollment Platform
Universal Digital Bank Platform
TRADING
WEALTH
BANKING
CUSTODY
• Ability to view the end-client account and zero channel conflicts.
• Opportunity to refer Axos self-directed Trading clients to RIAs.
• White-label opportunity and small account solution for RIAs.
• Opportunity to refer Axos Invest clients to RIAs.
• Comprehensive Banking and Lending Solutions for RIAs and their end-clients.
• Flexible solutions that meet RIA clients' need.
• Personalized, relationship-driven support.
• Innovative, evolving technology.

EAS Revenue and Expense Drivers

Diversified Mix of Asset- and Transaction-based Revenues

2020 Net Revenues ($MM)*



$5.8
$4.0
$28.7
$19.3
Net Interest Income
Custody Fees
Mutual Fund Fees
Other Fees

2020 Operating Expenses ($MM)



$7.2
$2.7
$4.3
$31.0
Comp/Benefits
Marketing
Occupancy
Other Expenses

*2020 Net Interest Income was generated from 2.21% Net Interest Margin earned by E*TRADE Savings Bank from holding investment securities that are not being acquired by Axos

Long-Term Revenue and Expense Synergies

Revenue Synergies*

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending


Axos Custody
Axos Clearing
Axos Invest

Cost Synergies*

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

*Not included in EPS accretion or tangible book value earn-back analysis

Comparable Transactions

$55M Purchase Price for EAS is ~0.2% of Assets Under Custody

E*TRADE Financial Acquires TCA

- Founded in 1972
- Acquisition Date – April 9, 2018
- Fed Funds Rate – 175 basis points
- Cost of Funds – 1 basis point
- Headquarters – Centennial, CO
- Purchase Price - $275 million
- **% of AUC – 1.5%**
- AUC - $18.3 billion
- Client Cash Balances - $1.6 billion
- RIA Clients – 200+
- FTEs – 190
- Technology Platform - Liberty

Goldman Sachs Acquires Folio Financial, Inc.

- Founded in 2000
- Acquisition Date – September 18, 2020
- Fed Funds Rate – 0 basis points
- Cost of Funds – 1 basis point
- Headquarters – McClean, VA
- Purchase Price - $250 million
- **% of AUC – 2.3%**
- AUC - $11 billion AUC
- Client Cash Balances - $1 billion
- RIA Clients - 467
- FTEs – 160
- Technology Platform – FolioFn

Sources: Company press releases and RIABiz

Transaction Milestones

Regulatory
- Asset Purchase from E*TRADE Savings Bank
- EAS business will be broker-dealer compliant at closing
- FINRA approval required prior to closing

Operations
- RIA custody business will be headquartered in Centennial, CO
- Axos and Seller will sign Transition Services Agreement for support services post-closing
- Vendor consolidation will occur during calendar 2021

Tech & Deposits
- Client sweep deposits will transition to Axos Bank or other bank partners at closing with no incremental net growth in balance sheet ex-organic loan growth
- Technology, trademarks and RIA and client contracts will be transferred to Axos Clearing

Financials
- EPS accretion and tangible book value earn-back projections do not include incremental revenue or operating cost synergies from Axos Clearing or Axos Bank
- $1.0 million one-time deal-related expenses

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO
investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations
Phone: 858.649.2218
Mobile: 858.245.1442
jlai@axosfinancial.com